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MAY 31 2022

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SEC FILE NUMBER
8-24767

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/21 (MM/DD/YY) AND ENDING 03/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Gramercy Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3949 Old Post Road
(No. and Street)

Charlestown	RI	02813
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Roderick Scribner	401-364-7700	rod@gramercysecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cree Alessandri & Strauss CPA's LLC
(Name – if individual, state last, first, and middle name)

20 Walnut Street, Suite 301	Wellesley Hills	MA	02481
(Address)	(City)	(State)	(Zip Code)

10/30/2018	6566
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Roderick Scribner, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Gramercy Securities, Inc., as of 3/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]

Notary Public 5-26-22

CATHERINE E. GRAZIANO NOTARY PUBLIC STATE OF RHODE ISLAND My Commission Expires 11-20-2022 ID No 4407

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Gramercy Securities, Inc.
Financial Statements and Supplemental Schedules
March 31, 2022

Gramercy Securities, Inc.

Index

Cree Alessandri & Strauss
Certified Public Accountants LLC

Report of Independent Registered Public Accounting Firm

To the Directors and Shareholder of
Gramercy Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gramercy Securities, Inc. as of March 31, 2022, the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Gramercy Securities, Inc., as of March 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Gramercy Securities, Inc.'s management. Our responsibility is to express an opinion on Gramercy Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Gramercy Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Schedule I - Computation of Net Capital Under SEC Rule 15c3-1 (page 10), has been subjected to audit procedures performed in conjunction with the audit of Gramercy Securities, Inc.'s financial statements. The supplemental information is the responsibility of Gramercy Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedule I- Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Schedule II – Exemptive Provision under Rule 15C3-3 has been subjected to review procedures.

Cree Alessandri + Strauss

We have served as Gramercy Securities, Inc's auditor since March 31, 2017.

Cree Alessandri & Strauss CPAs LLC
May 23, 2022

20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com

Gramercy Securities, Inc.
Statement of Financial Position
March 31, 2022

Assets

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Current assets:			
Cash	$ 40,224	$ --	$ 40,224
Prepaid expense	--	30	30
Prepaid corporate taxes	--	800	800
Total current assets	40,224	830	41,054
Property and equipment, net	--	--	--
Other assets:			
Deferred tax asset	--	5,125	5,125
Total assets	$ 40,224	$ 5,955	$ 46,179

Liabilities and Stockholder's Equity

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Current liabilities:			
Accrued expenses	$ 10,555	$ --	$ 10,555
Total current liabilities	10,555	--	10,555
Stockholder's equity:			
Common stock (200 shares authorized, no par, 10 shares issued and outstanding)	11,400		11,400
Additional paid-in capital	53,014		53,014
Retained earnings (accumulated deficit)	(34,745)	5,955	(28,790)
Total stockholder's equity	29,669	5,955	35,624
Total liabilities and stockholder's equity	$ 40,224	$ 5,955	$ 46,179

The Report of the Independent Registered Public Accounting Firm and related notes are an integral part of these financial statements.

Gramercy Securities, Inc.
Statement of Income
For the Year Ended March 31, 2022

Revenues:	
Commissions	$ 849,097
Expenses:	
Agent commissions	726,850
Auto expense	1,617
Bank charges	432
Communications	3,222
Contributions	100
Dues and subscriptions	89
Insurance and bond	1,840
Licenses, registrations and regulatory fees	8,955
Office expenses	613
Officer compensation	82,000
Payroll taxes	6,779
Postage and overnight delivery charges	811
Professional fees	14,813
Rent	5,296
Utilities	81
Total expenses	853,498
Loss before other income	(4,401)
Other income:	
Gain on extinguishment of debt	20,797
Income before corporate taxes	16,396
Corporate taxes	1,200
Net income	$ 15,196

The Report of the Independent Registered Public Accounting Firm and related notes are an integral part of these financial statements.

Gramercy Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2022

	Common Stock	Additional Paid In Capital	Retained Earnings (Accumulated Deficit)	Total
Balance, April 1, 2021	$ 11,400	$ 53,014	$ (43,986)	$ 20,428
Net income	--	--	15,196	15,196
Balance, March 31, 2022	$ 11,400	$ 53,014	$ (28,790)	$ 35,624

The Report of the Independent Registered Public Accounting Firm and related notes are an integral part of these financial statements.

Gramercy Securities, Inc.
Statement of Cash Flows
For the Year Ended March 31, 2022

Cash flows from operating activities:	
Net income	$ 15,196
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Gain on extinguishment of debt	(20,797)
Increase (decrease) in cash from changes in assets and liabilities:	
Accounts receivable	18,051
Accounts payable	(11,000)
Accrued expenses	651
Total adjustments	(13,095)
Net cash provided by operating activities	2,101
Cash, beginning of the year	38,123
Cash, end of the year	$ 40,224

Supplemental Disclosures of Cash Flow Information

Cash paid during the year for income taxes	$ 1,200

The Report of the Independent Registered Public Accounting Firm and related notes are an integral part of these financial statements.

Gramercy Securities, Inc.
Notes to Financial Statements

1. Business Activity

The Company was organized as of October 29, 1979 in the State of New York as a registered broker dealer in securities. It is presently located in Charlestown, Rhode Island and has a branch office in Dana Point, California. In total there are five registered representatives.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The COVID-19 pandemic has introduced significant additional uncertainty with respect to estimates, judgments, and assumptions, which may materially impact these estimates.

Handling Customers' Funds

Customers' checks are made payable directly to the sponsors, escrow agents or other companies which clear the transactions ordered by the customer. The checks are promptly submitted to these firms no later than noon of the next business day following receipt and do not enter the accounts of the Company.

Accounts Receivable

Commissions receivable are recorded at the amount the Company expects to collect on balances outstanding at March 31, 2022. Management provides for an allowance based on its assessment of the current status of individual accounts, historical performance and projections of trends. There was no allowance for doubtful collections at March 31, 2022. Balances that are still outstanding after management has used reasonable collection efforts will be written off through a charge to the allowance account and a credit to accounts receivable.

Revenue Recognition

The Company sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the date with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees by the fund upfront, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Property and Equipment

Property and equipment are stated at cost and are depreciated on the straight-line method at rates based upon reasonable estimates of future lives. Additions, renewals, and betterments of property and equipment are capitalized, while repairs, maintenance, and minor renewals are expensed. The cost of property and equipment retired or sold, together with the related allowance for depreciation, is cleared from the books and any differences, less proceeds from sale, are charged or credited to income.

Depreciation of property and equipment is calculated over the estimated useful lives of the assets as follows:

	Years
Furniture and fixtures	5-7
Office equipment	5

For federal income tax purposes, depreciation is computed using accelerated methods.

Deferred Income Taxes

The Company has adopted U.S. GAAP relating to the accounting for income taxes. U.S. GAAP adopts a liability method that requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Company's financial statements or tax returns. The deferred tax asset results from net operating losses that are available to offset future taxable income. In estimating future tax consequences, U.S. GAAP generally considers all expected future events other than enactments or changes in laws or rates.

3. Property and Equipment

The following major classes are stated at cost at March 31, 2022:

Furniture and fixtures	$1,796
Office equipment	1,784
	3,580
Less accumulated depreciation	3,580
	$ --

4. Paycheck Protection Program Loan

During April 2020 and February 2021, the Company was granted loans in the amount of $10,700 and $10,097, respectively, pursuant to the Paycheck Protection Program (PPP) under Division A, Title I of the CARES Act, which was enacted March 27, 2020.

The loans, which are in the form of a note issued by the borrower, mature during April 2022 and February 2023, and bear annual interest at a rate of 1%, payable in monthly installments, including accrued interest, commencing August 2021 and June 2022. The loans may be prepaid by the borrower at any time prior to maturity with no prepayment penalties.

Under the terms of the PPP, the loans, or a portion thereof, may be forgiven if the proceeds are used for qualifying expenses as described in the CARES Act (payroll costs, costs used for group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020).

The Company received full forgiveness of the PPP loans on May 14, 2021 and November 8, 2021, respectively, and, accordingly, a gain on extinguishment of debt of $20,797 has been recognized on the income statement.

5. Corporate Taxes

The Company was not liable for any federal income taxes due to the use of the net operating loss carryforward. For state purposes, the Company was liable for minimum state tax fees totaling $1,200.

At March 31, 2022 the deferred tax asset consisted of the tax effects of the temporary difference of net operating loss carryforwards.

The components of the deferred tax asset included the following at March 31, 2022:

Deferred:	
Federal, net of valuation allowance of $17,575	$3,125
State	2,000
	$5,125

5. Corporate Taxes (continued)

It is at least reasonably possible that the estimates used by management will change in the near term. The Company has the following net operating loss carryforwards available in future years to offset taxable income:

Year Ended	Amount	Expiration Date
March 31, 2014	$67,427	March 31, 2034
March 31, 2016	6,247	March 31, 2036
March 31, 2020	179	March 31, 2040
March 31, 2021	20,034	March 31, 2041
March 31, 2022	4,301	March 31, 2042
	$98,186	

Income tax returns for the year 2018 and prior are no longer subject to examination by tax jurisdictions.

6. Net Capital, Possession or Control, and Reserve Requirements

As a registered broker and dealer in securities, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1(a)(2)(vi)), which requires that the Company maintain at minimum a net capital of $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At March 31, 2022, the Company had a net capital of $29,669, which was $24,669 in excess of its required minimum net capital. At March 31, 2022, the Company's percentage of aggregate indebtedness to net capital was 35.58%.

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 because the Company does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers, and (3) does not and will not carry PAB accounts.

7. Concentration of Credit Risk

The Company maintains cash balances at a financial institution where certain accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company's checking account may, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts, and monitors the credit-worthiness of the financial institutions with which it conducts business.

8. Subsequent Events

The Company has evaluated subsequent events through May 23, 2022, which is the date the financial statements were available to be issued.

Gramercy Securities, Inc.
Schedule I
Computation of Net Capital Under
Rule 15c3-1 of the Securities and
Exchange Commission Act of 1934
March 31, 2022

Net Capital:		
Stockholder's equity qualified for net capital		$ 35,624
Deduction for non-allowable assets:		
Prepaid expense	830	
Deferred tax asset	5,125	
		5,955
Net capital before haircuts on securities positions		29,669
Less: haircuts on securities		--
Net capital		29,669
Minimum capital requirement		5,000
Excess net capital		$ 24,669
Aggregate indebtedness:		
Liabilities		$ 10,555
Ratio of aggregate indebtedness to net capital		35.58%

The Report of the Independent Registered Public Accounting Firm and related notes are an integral part of these financial statements.

Cree Alessandri & Strauss
Certified Public Accountants LLC

Review Report of Independent Registered Public Accounting Firm - (Not Claiming an Exemption Not Provided in Rule 15c3-3)

To: Member of
Gramercy Securities, Inc.

We have reviewed management's statement, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Gramercy Securities, Inc. did not claim an exemption paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) Gramercy Securities, Inc. is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to:

a. Broker selling tax shelters or limited partnerships in primary distributions and in the secondary market; and
b. Private placement of securities, including oil and gas; and
c. Mutual Fund retailer (other than wire order basis)

In addition, Gramercy Securities, Inc. did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended March 31, 2022, without exception.

Gramercy Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gramercy Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon Gramercy Securities, Inc.'s business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. the conditions set forth in Footnote 74 of the SEC Release No. 34-70073 §240.17a-5, and related SEC Staff Frequently Asked Questions.

Cree Alessandri + Strauss

We have served as Gramercy Securities, Inc.'s auditor since March 31, 2017.

Cree Alessandri & Strauss CPAs LLC
May 23, 2022

20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com

Gramercy Securities, Inc.

3949 Old Post RD
P.O. Box 1059
Charlestown, RI 02813
Member: FINRA/SIPC
P 401-364-7700 F 401-364-2228

5/10/22

Gramercy Securities, Inc. (the "Company") is a registered broker-dealer subject to certain rules promulgated by the Securities and Exchange Commission.

To the best of my knowledge and belief, the Company states the following:

The Company will not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3 does not and will not carry PAB accounts.

Gramercy Securities, Inc.

By: Roderick R. Scribner, President

Cree Alessandri & Strauss
Certified Public Accountants LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Director and Shareholder of
Gramercy Securities, Inc.
Charlestown, RI

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended March 31, 2022. Management of Gramercy Securities, Inc., is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of Gramercy Securities, Inc. has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating Gramercy Securities, Inc. compliance with the applicable instructions on Form SIPC-7 for the year ended March 31, 2022. Additional, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7, with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Form X-17A-5 Part III for the year ended March 31, 2022, with the Total Revenue amounts reported in Form SIPC-7 for the year ended March 31, 2022, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and workpapers supporting the adjustments noting no differences, and;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com

We were engaged by Gramercy Securities, Inc. to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on Gramercy Securities, Inc.'s Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended March 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of Gramercy Securities, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Gramercy Securities, Inc. and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cree Alessandri + Strauss

Cree Alessandri & Strauss CPAs LLC
May 23, 2022

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 3/31/22

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

24767 FINRA Mar
Gramercy Securities Inc.
P.O. Box 1059
3949 Old Post RD.
Charlestown, RI 02813

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1273.00

B. Less payment made with SIPC-6 filed (exclude interest) (318.00)

10/29/21
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 955

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 955

G. PAYMENT: √ the box
Check mailed to P.O. Box [√] Funds Wired [ ] ACH [ ]
Total (must be same as F above) $________

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Gramercy Securities, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 9 day of May, 2022.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 4/1/21
and ending 3/31/22

Eliminate cents

No. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 869894
o. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): PPP LOAN FORGIVENESS (Deductions in excess of $100,000 require documentation)	20797
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	20797
2d. SIPC Net Operating Revenues	$ 849097
2e. General Assessment @ .0015	$ 955 (to page 1, line 2.A.)